January 30, 2008
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrown.com

Dennis M. Quinn
Direct Tel (312) 701-7885
Direct Fax (312) 706-8227
dquinn@mayerbrown.com

United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549
Attention: Michael McTiernan, Esq.

Re:     TIAA-CREF U.S. Real Estate Fund I, L.P.
Registration Statement on Form S-11,
Registration No. 333-141315

Ladies and Gentlemen:

          We enclose Amendment No. 3 (“Amendment No. 3”) to the Registration Statement (the “Registration Statement”) on Form S-11 of TIAA-CREF U.S. Real Estate Fund I, L.P. (the “Fund”). Set forth below are the Fund’s responses to the Staff’s comments, by letter dated December 12, 2007, on Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission. The Fund’s numbered responses below are keyed to the numbered comments set forth in the Staff’s letter of December 12, 2007.

Prospectus Cover

          Please note that the Fund has condensed the disclosure on the prospectus cover page onto one printed page. Please note also that, due to this reformatting, the pagination throughout the enclosed printed document has changed somewhat. The enclosed printed proof of Amendment No. 3 is marked to indicate all changes made since Amendment No. 2 was filed with the Commission on December 3, 2007.

Compensation of the Asset Manager and its Affiliates, page 16.

Comment 1:	We note your response to comment 4. Please revise footnote 4 to disclose the fees that would be reflected in this row of the table in the event the $50 million contribution was included.

Response:	The Fund has revised footnote 4 in the tables on pages 15-16 and 56-57 of the prospectus in response to the Staff’s comment.

CORE Property Investment Fund, page 71

Comment 2:	Please disclose the unit value at the commencement of the CORE fund and for each of the last 3 years.

Mayer Brown LLP operates in combination with our associated English limited liability partnership.

United States Securities and Exchange Commission
January 30, 2008

Response:	The Fund has included a table entitled “Unit Value History” responsive to the Staff’s comment on page 49 of the prospectus.

Prior Performance Tables – Table V, page 182

Comment 3:	Please add the last column provided in Table V of Industry Guide 5 regarding property operating cash flow during the holding period.

Response:	The Fund has included the disclosure requested by the Staff’s comment on page 111 of the prospectus.

          Amendment No. 3 includes additional disclosures to the “Risk Factors” section of the prospectus. The Fund believes these disclosures are appropriate in light of the current economic, real estate market and financing conditions.

          We have received written confirmation from Ms. Garbriela Aguero of the Financial Industry Regulatory Authority (“FINRA”) that the terms of the compensation to be paid or reimbursed to Teachers Personal Investors Services, Inc. (“TPIS”) as the broker-dealer for the offering and the other arrangements among the Fund, the Asset Manager and TPIS described in the Registration Statement have been reviewed by FINRA, and FINRA has no objections to the offering. Ms. Aguero’s direct phone number is (240) 386-4657.

          We anticipate that the Fund will submit a request for acceleration of the effective date of the Registration Statement if the Staff has no further comments after its review of Amendment No. 3. Accordingly, we would appreciate your advising us whether there are any additional comments at your earliest convenience.

          If you have any questions on the information set forth in this letter or in the disclosures included in Amendment No. 3, please feel free to contact the undersigned by telephone at (312) 701-7885, by facsimile at (312) 706-8227, or by email at dquinn@mayerbrown.com or Sagit Kaufman, Esq. by telephone at (312) 701-8186, by facsimile at (312) 706-8410 or by email at skaufman@mayerbrown.com.

Very truly yours,

Dennis M. Quinn

Enclosures

cc:	Keith Atkinson, Esq.
Sagit Kaufman, Esq.